Insider transaction detail - View details for insider

2011-01-06 15:35 ET

Transactions sorted by : Insider
Insider family name : Ferguson (Starts with)
Given name : David (Starts with)
Transaction date range : January 5, 2011 - January 5, 2011
Debt securities : Bonds, Commercial Paper, Convertible Debentures, Convertible Notes, Debentures, Medium Term notes, Notes, Promissory Notes, Other
Equity securities : American Depository Receipts, Common Shares, Convertible Preferred Shares, Exchangeable Shares, General Partnership Units, Instalment Receipts, Limited Partnership Units, Multiple Voting Shares, Non-Voting Shares, Participation Units, Preferred Shares, Special Shares, Subordinate Voting Shares, Trust Units, Units, Other
Third party derivatives : Equity Swap - Long Position, Equity Swap - Short Position, Exchange Traded Call Options, Exchange Traded Put Options, Forward Purchase, Forward Sale, Futures Contract - Long Position, Futures Contract - Short Position, OTC Calls (including Private Options to Purchase), OTC Puts (including Private Options to Sell), Other
Issuer derivatives : Options, Rights, Special Warrants, Subscription Rights, Warrants, Other

Insider name: Ferguson, David Charles

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Ceased to be Insider: Not applicable

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1778749	2011-01-05	2011-01-06	Direct Ownership :	51 - Exercise of options	+63,000	4.2700	319,500						
1778751	2011-01-05	2011-01-06	Direct Ownership :	51 - Exercise of options	+53,300	2.7800	372,800						
1778757	2011-01-05	2011-01-06	Direct Ownership :	10 - Acquisition or disposition in the public market	-120,000	16.7300 USD	252,800						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1778742	2011-01-05	2011-01-06	Direct Ownership :	51 - Exercise of options	-63,000	4.2700	425,700		4.2700		Common Shares	-63,000	425,700
1778746	2011-01-05	2011-01-06	Direct Ownership :	51 - Exercise of options	-53,300	2.7800	372,400		2.7800		Common Shares	-53,300	372,400